

May 5, 2017

<u>Via E-Mail</u>
Mr. Joel Ackerman
Chief Financial Officer
Davita Inc.
2000 16th St.
Denver, CO 80202

> **Re: Davita Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-14106**

Dear Mr. Ackerman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Item 15. Exhibits, Financial Statement Schedules</u>
<u>Note 21. Acquisitions and divestitures, page F-39</u>

1.   We note on August 1, 2016 you consummated an agreement with Khazanah Nasional Berhad (Khazanah) and Mitsui and Co., Ltd (Mitsui) whereby Khazanah and Mitsui subscribed to invest a total of $300 million over three years in exchange for a 40% total equity interest in your Asia Pacific JV. Each of the parties made related initial investments of $50 million in this business on August 1, 2016. Please provide the following:

- In the transcript from your earnings call on November 2, 2016, you state "…at closing, each partner made their first investment tranche of $50 million in return for a 6.7% ownership in the joint venture." Please tell us and revise to disclose the percentage of ownership interest you held after transferring the 6.7% ownership to each of the joint venture partners on August 1, 2016 and clarify why you believe you were no longer the primary beneficiary and no longer held a controlling financial interest of the joint venture at August 1, 2016.

- Please clarify your accounting for the remaining $250 million you expect to receive over the three year term and provide any other salient terms to the agreement with your joint venture partners.

- You indicate that the gain of $374,374 on your retained investment was net of contingent obligations. Please explain the nature of the contingent obligations that were considered in your calculation of this gain and explain how they were valued.

- Please provide your calculation of the gain recorded upon deconsolidation of the joint venture of $374,374 million, including the inputs and valuation techniques used to measure the fair value of the retained investment in the joint venture. Please also tell us how you considered the $250 million to be received in future periods in the gain calculation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Linda Cvrkel at (202) 551-3183 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining